U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

Atlantis Equities, Inc.
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   (Last)               (First)                 (Middle)

750 Lexington Avenue
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                                    (Street)

New York                 New York                10022
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   9/23/99
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   CDbeat.com, Inc. ("CDBT")
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            ________________________________________
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 5)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      7. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                      (1)        (1)         (2)                    (2)           (2)            (D)
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) The Warrant is exercisable, in whole or in part, during the period commencing on September 23, 1999 and ending on September 29, 1999, provided however, that if the Company receives a $50,000 loan from Atlantis Equities, Inc. ("Atlantis"), its registered assignee ("Holder") or a source arranged by the aforementioned on or before September 29, 1999 such exercise period shall be extended to October 30, 1999 and provided further, that if the Company enters into an agreement for merger or acquisition (the "Acquisition") on or prior to October 30, 1999, the period during which the Warrant may be exercised shall be extended to the earlier of the closing or termination of the Acquisition, and provided, further, that if the Company has not closed a merger or acquisition by October 30, 1999, the Warrant shall expire unless the Company receives, by November 1, 1999, an additional $50,000 loan from Holder or a source arranged by the Holder. Atlantis arranged a $50,000 loan to the Company and by the terms of the Warrant the $50,000 loan extended the exercise period to October 30, 1999.

(2) The terms of the Warrant entitle Atlantis to purchase from the Company (a) 80% of the fully diluted Common Stock of the Company as constituted on September 23, 1999 after giving effect to the exercise of the Warrant, except for options to purchase 190,516 shares of the Common Stock at $2.50 per share (the "Outstanding Options"), and (b) options exercisable for a number of shares of Common Stock representing 80% of the total of such shares and the shares of Common Stock underlying the Outstanding Options. The exercise price of the Warrant is an aggregate of $1,000,000.


ATLANTIS EQUITIES, INC.

By: /s/ Nancy J. Ellin                                           10/8/99
   ---------------------------------------------         -----------------------
      ** Signature of Reporting Person                            Date
         Nancy J. Ellin
         President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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